                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                               AMENDMENT NO. 10 TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         WESTPORT RESOURCES CORPORATION
                          (f/k/a BELCO OIL & GAS CORP.)

--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    961418100

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                ROBERT A. BELFER
                          767 FIFTH AVENUE, 46TH FLOOR
                            NEW YORK, NEW YORK 10153
                                 (212) 644-2200

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 OCTOBER 1, 2003

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Check the following box if a fee is being paid with this statement [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act.

                         (Continued on following pages)

CUSIP NO. 961418100

         The total number of shares of Common Stock (as defined herein) reported herein is 3,571,491 which constitutes 5.2% of the total number of shares outstanding. Ownership percentages set forth herein assume that at October 1, 2003 there were 66,958,939 shares of Common Stock outstanding and 2,930,000 shares of Preferred Stock (as defined herein) outstanding and convertible into 1,364,779 shares of Common Stock, at a conversion rate of 0.465795 of a share of Common Stock per share of Preferred Stock.

--------------------------------------------------------------------------------
1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    ROBERT A. BELFER
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group (a) : [x]
                                                     (b) : [ ]
--------------------------------------------------------------------------------
3   SEC use only
--------------------------------------------------------------------------------
4   Source of Funds     N/A
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization     NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                               7   Sole Voting Power                   3,331,487
Number of Shares Beneficially  -------------------------------------------------
                               8   Shared Voting Power                   240,004
  Owned by Each Reporting      -------------------------------------------------
                               9   Sole Dispositive Power              3,331,487
       Person With             -------------------------------------------------
                               10  Shared Dispositive Power              240,004
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by each Reporting Person       3,571,491
--------------------------------------------------------------------------------
12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                      5.2%
--------------------------------------------------------------------------------
14  Type of Reporting Person            IN
--------------------------------------------------------------------------------

CUSIP NO. 961418100

--------------------------------------------------------------------------------
1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    RENEE E. BELFER
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group (a) : [x]
                                                     (b) : [ ]
--------------------------------------------------------------------------------
3   SEC use only
--------------------------------------------------------------------------------
4   Source of Funds     N/A
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization     NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                               7   Sole Voting Power                           0
Number of Shares Beneficially  -------------------------------------------------
                               8   Shared Voting Power                   174,793
  Owned by Each Reporting      -------------------------------------------------
                               9   Sole Dispositive Power                      0
       Person With             -------------------------------------------------
                               10  Shared Dispositive Power              174,793
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by each Reporting Person         174,793
--------------------------------------------------------------------------------
12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)              LESS THAN 1%
--------------------------------------------------------------------------------
14  Type of Reporting Person            IN
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                                     Page 3

CUSIP NO. 961418100

--------------------------------------------------------------------------------
1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    BELFER CORP.
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group (a) : [x]
                                                     (b) : [ ]
--------------------------------------------------------------------------------
3   SEC use only
--------------------------------------------------------------------------------
4   Source of Funds     N/A
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization     DELAWARE, UNITED STATES
--------------------------------------------------------------------------------
                               7   Sole Voting Power                   1,100,155
Number of Shares Beneficially  -------------------------------------------------
                               8   Shared Voting Power                         0
  Owned by Each Reporting      -------------------------------------------------
                               9   Sole Dispositive Power              1,100,155
       Person With             -------------------------------------------------
                               10  Shared Dispositive Power                    0
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by each Reporting Person       1,100,155
--------------------------------------------------------------------------------
12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                      1.6%
--------------------------------------------------------------------------------
14  Type of Reporting Person            CO
--------------------------------------------------------------------------------

CUSIP NO. 961418100

--------------------------------------------------------------------------------
1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    ROBERT A. AND RENEE E. BELFER FAMILY FOUNDATION
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group (a) : [x]
                                                     (b) : [ ]
--------------------------------------------------------------------------------
3   SEC use only
--------------------------------------------------------------------------------
4   Source of Funds     N/A
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization     NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                               7   Sole Voting Power                     174,793
Number of Shares Beneficially  -------------------------------------------------
                               8   Shared Voting Power                         0
  Owned by Each Reporting      -------------------------------------------------
                               9   Sole Dispositive Power                174,793
       Person With             -------------------------------------------------
                               10  Shared Dispositive Power                    0
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by each Reporting Person         174,793
--------------------------------------------------------------------------------
12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)              LESS THAN 1%
--------------------------------------------------------------------------------
14  Type of Reporting Person            OO
--------------------------------------------------------------------------------

CUSIP NO. 961418100

--------------------------------------------------------------------------------
1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    RENEE HOLDINGS PARTNERSHIP, L.P.
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group (a) : [x]
                                                     (b) : [ ]
--------------------------------------------------------------------------------
3   SEC use only
--------------------------------------------------------------------------------
4   Source of Funds     N/A
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization     NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                               7   Sole Voting Power                     566,810
Number of Shares Beneficially  -------------------------------------------------
                               8   Shared Voting Power                         0
  Owned by Each Reporting      -------------------------------------------------
                               9   Sole Dispositive Power                566,810
       Person With             -------------------------------------------------
                               10  Shared Dispositive Power                    0
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by each Reporting Person         566,810
--------------------------------------------------------------------------------
12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)              LESS THAN 1%
--------------------------------------------------------------------------------
14  Type of Reporting Person            PN
--------------------------------------------------------------------------------

CUSIP NO. 961418100

--------------------------------------------------------------------------------
1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    A&B INVESTORS, INC.
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group (a) : [x]
                                                     (b) : [ ]
--------------------------------------------------------------------------------
3   SEC use only
--------------------------------------------------------------------------------
4   Source of Funds     N/A
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization     NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                               7   Sole Voting Power                      65,211
Number of Shares Beneficially  -------------------------------------------------
                               8   Shared Voting Power                         0
  Owned by Each Reporting      -------------------------------------------------
                               9   Sole Dispositive Power                 65,211
       Person With             -------------------------------------------------
                               10  Shared Dispositive Power                    0
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by each Reporting Person          65,211
--------------------------------------------------------------------------------
12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)              LESS THAN 1%
--------------------------------------------------------------------------------
14  Type of Reporting Person            CO
--------------------------------------------------------------------------------

CUSIP NO. 961418100

--------------------------------------------------------------------------------
1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    BELWEST PETROLEUM, INC.
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group (a) : [x]
                                                     (b) : [ ]
--------------------------------------------------------------------------------
3   SEC use only
--------------------------------------------------------------------------------
4   Source of Funds     N/A
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization     DELAWARE, UNITED STATES
--------------------------------------------------------------------------------
                               7   Sole Voting Power                         136
Number of Shares Beneficially  -------------------------------------------------
                               8   Shared Voting Power                         0
  Owned by Each Reporting      -------------------------------------------------
                               9   Sole Dispositive Power                    136
       Person With             -------------------------------------------------
                               10  Shared Dispositive Power                    0
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by each Reporting Person             136
--------------------------------------------------------------------------------
12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)              LESS THAN 1%
--------------------------------------------------------------------------------
14  Type of Reporting Person            CO
--------------------------------------------------------------------------------

CUSIP NO. 961418100

--------------------------------------------------------------------------------
1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    BELFER TWO CORP
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group (a) : [x]
                                                     (b) : [ ]
--------------------------------------------------------------------------------
3   SEC use only
--------------------------------------------------------------------------------
4   Source of Funds     N/A
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization     NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                               7   Sole Voting Power                   1,165,693
Number of Shares Beneficially  -------------------------------------------------
                               8   Shared Voting Power                         0
  Owned by Each Reporting      -------------------------------------------------
                               9   Sole Dispositive Power              1,165,693
       Person With             -------------------------------------------------
                               10  Shared Dispositive Power                    0
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by each Reporting Person       1,165,693
--------------------------------------------------------------------------------
12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                      1.7%
--------------------------------------------------------------------------------
14  Type of Reporting Person            CO
--------------------------------------------------------------------------------

CUSIP NO. 961418100

--------------------------------------------------------------------------------
1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    LIZ PARTNERS LP
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group (a) : [x]
                                                     (b) : [ ]
--------------------------------------------------------------------------------
3   SEC use only
--------------------------------------------------------------------------------
4   Source of Funds     N/A
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization     DELAWARE, UNITED STATES
--------------------------------------------------------------------------------
                               7   Sole Voting Power                     495,899
Number of Shares Beneficially  -------------------------------------------------
                               8   Shared Voting Power                         0
  Owned by Each Reporting      -------------------------------------------------
                               9   Sole Dispositive Power                495,899
       Person With             -------------------------------------------------
                               10  Shared Dispositive Power                    0
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by each Reporting Person         495,899
--------------------------------------------------------------------------------
12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)              LESS THAN 1%
--------------------------------------------------------------------------------
14  Type of Reporting Person            PN
--------------------------------------------------------------------------------

CUSIP NO. 961418100

THIS AMENDMENT NO. 10 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") ON APRIL 8, 1996, AS AMENDED BY AMENDMENT NO. 1 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON APRIL 9, 1996, AMENDMENT NO. 2 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JUNE 12, 1998, AMENDMENT NO. 3 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON NOVEMBER 2, 1999, AMENDMENT NO. 4 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JUNE 15, 2001, AMENDMENT NO. 5 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JUL 31, 2001, AMENDMENT NO. 6 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON AUGUST 31, 2001, AMENDMENT NO. 7 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON SEPTEMBER 5, 2001, AMENDMENT NO. 8 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON OCTOBER 30, 2002 AND AMENDMENT NO. 9 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JULY 1, 2003. THE TEXT OF ITEMS 2, 6 AND 7 OF SAID SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS:

ITEM 2. IDENTITY AND BACKGROUND.

         Item 2(c) is hereby amended by deleting the text thereof in its entirety and replacing it with the following.

         (c) Mr. Belfer is: (i) the president, sole director, and sole shareholder of BC and BPI, (ii) general partner of Renee Holdings, (iii) the managing member of Liz Associates LLC, which is the general partner of Liz Partners, (iv) donor trustee of the Belfer Family Foundation, (v) 50% owner of A&B and (vi) the president and sole director of B2C, at the address listed in Item 1.

                  Renee E. Belfer is the sole shareholder of B2C, a co-trustee of the Belfer Family Foundation, and a member of Liz Associates LLC.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

               The Reporting Persons are party to that certain Termination and Voting Agreement, dated October 1, 2003, among the Issuer, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation, LDB Corp, the Robert A. Belfer 1990 Family Trust, Vantz Limited Partnership, and each of the Reporting Persons (the "Voting Agreement"). The Voting Agreement is attached hereto as Exhibit
               10.2 and the terms thereof are hereby incorporated by reference. Under the terms of the Voting Agreement, the parties agreed inter alia: (i) to terminate the Third Amended and Restated Shareholders Agreement, dated as of February 14, 2003, effective as of October 1, 2003, and (ii) at the 2004 Annual Meeting (as defined in the Voting Agreement) Westport Energy LLC, Medicor Foundation, ERI Investments, LDB Corp, the Robert A. Belfer 1990 Family Trust, Vantz Limited Partnership, Belfer Family Foundation, Mr. Belfer, BC, Renee Holdings, BTC and Liz Partners will each vote their respective shares of the Issuer in favor of the one nominee of each of Medicor, ERI and the Belfer Group (in each case as defined in the Voting Agreement).

               Belfer Family Foundation, Mr. Belfer, BC, Renee Holdings, BTC and Liz Partners are each party to that certain Registration Rights Agreement, dated October 1, 2003, among, inter alia the Issuer, ERI Investments, Inc., Westport Energy LLC and Medicor Foundation (the "Reg Rights Agreement"). The Reg Rights Agreement is attached hereto as Exhibit 10.6 and the terms thereof are hereby incorporated by reference. Under the terms of the Reg Rights Agreement, the parties thereto other than the Issuer have, inter alia, the right to request registration under the Securities Act of 1933 of all or part of their Common Stock.

CUSIP NO. 961418100

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended to delete Exhibit 10.2 in its entirety and to add new Exhibits 10.2 and 10.7 as follows:

         Exhibit 10.2: Termination and Voting Agreement, dated as of October 1, 2003, among the Issuer, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation, LDB Corp, the Robert A. Belfer 1990 Family Trust, Vantz Limited Partnership, and each of the Reporting Persons.

         Exhibit 10.6: Registration Rights Agreement, dated as of October 1, 2003, among Westport Resources Corporation, ERI Investments, Inc., Westport Energy LLC, Medicor Foundation and Certain Stockholders named therein.

CUSIP NO. 961418100

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

October 13, 2003
                                    ROBERT A. BELFER

                                    By: /s/ Robert A. Belfer
                                        --------------------------------
                                    Name: Robert A. Belfer

                                    RENEE E. BELFER

                                    By: /s/ Renee E. Belfer
                                        --------------------------------
                                    Name: Renee E. Belfer

                                    BELFER CORP.

                                    By: /s/ Robert A. Belfer
                                        --------------------------------
                                    Name:  Robert A. Belfer
                                    Title: President

                                    BELFER TWO CORP.

                                    By: /s/ Robert A. Belfer
                                        --------------------------------
                                    Name:  Robert A. Belfer
                                    Title: President

                                    THE ROBERT A. AND RENEE E. BELFER FAMILY
                                    FOUNDATION

                                    By: /s/ Robert A. Belfer
                                        --------------------------------
                                    Name:  Robert A. Belfer
                                    Title: Trustee

                                    RENEE HOLDINGS PARTNERSHIP, L.P.

                                    By: /s/ Robert A. Belfer
                                        --------------------------------
                                    Name:  Robert A. Belfer
                                    Title: General Partner

                                    LIZ PARTNERS, L.P.

                                    By:    Liz Associates LLC
                                    Title: General Partner

                                    By: /s/ Robert A. Belfer
                                        --------------------------------
                                    Name:  Robert A. Belfer
                                    Title: Managing Member, Liz Associates, LLC

CUSIP NO. 961418100

                                    A&B INVESTORS, INC.

                                    By: /s/ Robert A. Belfer
                                        --------------------------------
                                    Name:    Robert A. Belfer
                                    Title:

                                    BELWEST PETROLEUM, INC.

                                    By: /s/ Robert A. Belfer
                                        --------------------------------
                                    Name:  Robert A. Belfer
                                    Title: President

CUSIP NO. 961418100

                                  EXHIBIT INDEX

Exhibit 10.1*: Agreement and Plan of Merger, dated June 8, 2001 between Belco Oil & Gas Corp. and Westport Resources Corporation (Incorporated by reference from Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed June 14, 2001).

Exhibit 10.2: Termination and Voting Agreement, dated as of October 1, 2003, among the Issuer, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation, LDB Corp, the Robert A. Belfer 1990 Family Trust, Vantz Limited Partnership, and each of the Reporting Persons.

Exhibit 10.3*: Belco Voting Agreement, dated June 8, 2001, among Westport Resources Corporation, Belco Oil & Gas Corp. and certain shareholders set forth on Schedule A thereto (Incorporated by reference from Exhibit 2.3 to the Issuer's Current Report on Form 8-K, filed June 14, 2001).

Exhibit 10.4*: Westport Voting Agreement, dated June 8, 2001, among Westport Resources Corporation, Belco Oil & Gas Corp., ERI Investments, Inc. and Westport Energy LLC (Incorporated by reference from
                  Exhibit 2.2 to the Issuer's Current Report on Form 8-K, filed June 14, 2001).

Exhibit 10.5*:    Item 2 information regarding Robert Alpert.

Exhibit 10.6: Registration Rights Agreement, dated as of October 1, 2003, among Westport Resources Corporation, ERI Investments, Inc., Westport Energy LLC, Medicor Foundation and Certain Stockholders named therein.

Exhibit 99.1*:    Joint Filing Statement

----------------------
*  Previously filed.

                                      E-1